JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Supplement dated May 18, 2012 to PROSPECTUSES dated August 8, 2011

This Supplement applies to INFLATION GUARD ANNUITY Contracts issued by John Hancock Life Insurance Company (U.S.A.). It supplements prospectuses dated August 8, 2011, for these Contracts.

You should read this Supplement together with the current prospectus for the Contract you purchased (the “Annuity Prospectus”), and retain all documents for future reference. We define certain terms in this Supplement. If a term is not defined in this Supplement, it has the meaning given to it in the Annuity Prospectus. If you would like another copy of the Annuity Prospectus, please contact our Annuities Service Center at 800-824-0335 to request a free copy. You may also visit our website at www.jhannuities.com.

Changes to Tax Information

We replace in its entirety “Chapter VII. Federal Tax Matters” with the following:

VII. Federal Tax Matters

Introduction

Any discussion of the federal income tax treatment of the Contracts contained in this Prospectus is not exhaustive, does not purport to cover all situations, is not intended as tax advice and is not intended for and cannot be used for the purpose of avoiding penalties. The federal income tax treatment of the Contracts is unclear in certain circumstances, and you should consult a qualified and independent tax advisor with regard to the application of law to your individual circumstances. Bear in mind that the tax-related discussions herein may have been written to support the promotion or marketing of a transaction or other matter that is relevant to you for tax purposes. The following discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the IRS, and judicial decisions.

The Prospectus does not address state or local tax consequences associated with the purchase of the Contracts. This discussion also does not address the potential tax and withholding rules that might apply to a Contract held by or distributions paid to any foreign person, including any foreign financial institution, other entity or individual. Please consult with your tax adviser if there is a possibility that a Contract might be held by or payable to a foreign person. We make no guarantee regarding any tax treatment, federal, state or local, of any Contract or of any transaction involving a Contract.

Our Tax Status

We are taxed as a life insurance company under the Code. The assets in the CPI MVA Separate Account are owned by us, and the income derived from such assets is includible in our income for federal income tax purposes.

Charitable Remainder Trusts

This federal tax discussion does not address tax consequences of a Contract used in a charitable remainder trust. The tax consequences of charitable remainder trusts may vary depending on the particular facts and circumstances of each individual case. Additionally, the tax rules governing charitable remainder trusts, or the taxation of a Contract used with a charitable remainder trust, may be subject to change by legislation, regulatory changes, judicial decrees or other means. You should consult competent legal or tax counsel regarding the tax treatment of a charitable remainder trust before purchasing a Contract for use within it.

Nonqualified Contracts

Tax Deferral During Accumulation Period.

Except where the Owner is not an individual, we expect our Contracts to be considered annuity contracts under section 72 of the Code. This means that, ordinarily, federal income tax on any gains in your Account Value will be deferred until we actually make a distribution to you or you assign or pledge an interest in your Contract.

However, a Contract held by an Owner other than a natural person (for example, a corporation, partnership, limited liability company, trust, or other such entity) does not generally qualify as an annuity contract for tax purposes. Any increase in value therefore would constitute ordinary taxable income to such an Owner in the year earned. Notwithstanding this general rule, a Contract will ordinarily be treated as held by a natural person if the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person. This exception does not apply in the case of any employer which is the nominal Owner of a Contract under a nonqualified deferred compensation arrangement for its employees.

In addition to the foregoing, if the Contract’s maturity date occurs, or is scheduled to occur, at a time when the Annuitant is at an advanced age, such as over age 95, it is possible that the Owner will be taxable currently on the annual increase in the Account Value.

The remainder of this discussion assumes that the Contract will constitute an annuity for federal tax purposes.

Loss of Interest Deduction Where Contracts are Held by or for the Benefit of Certain Non-Natural Persons. In the case of contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the contract. However, this interest deduction disallowance does not affect contracts where the income on such contracts is treated as ordinary income that is received or accrued by the Owner during the taxable year. Entities that are considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax advisor.

Taxation of Partial and Total Withdrawals. In the case of a partial withdrawal, amounts received generally are includible in income to the extent the Owner’s Account Value before the withdrawal exceeds his or her “investment in the contract.” In the case of a total withdrawal, amounts received are includible in income to the extent they exceed the “investment in the contract.” For these purposes the “investment in the contract” at any time equals the total of the Purchase Payments made under the Contract less any amounts previously received from the Contract which were not included in income. If, however, the Contract was issued pursuant to a tax-deferred exchange under section 1035 of the Code, the “investment in the contract” at any time equals the amount brought over in the exchange as investment in the contract less any amounts previously received from the Contract which were not included in income.

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge (or agreement to assign or pledge) any portion of the Account Value is treated as a withdrawal of such amount or portion. The investment in the Contract is increased by the amount includible in income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If you transfer your interest in a Contract without adequate consideration to a person other than your spouse (or a former spouse incident to divorce), you will be taxed on the difference between your Account Value and the investment in the contract at the time of transfer. In such case, the transferee’s investment in the Contract will be increased by the amount included in your income.

There is some uncertainty regarding the treatment of the Market Value Adjustment for purposes of determining the amount includible in income as a result of any partial withdrawal, assignment or pledge, or transfer without adequate consideration. The IRS has regulatory authority to address this uncertainty. However, as of the date of this Prospectus, the IRS has not issued any final regulations addressing these determinations.

Taxation of Annuity Payments. When we make payments under a Contract in the form of Annuity Payments, normally a portion of each Annuity Payment is taxable as ordinary income. The taxable portion of an Annuity Payment is equal to the excess of the payment over the exclusion amount. The exclusion amount is the amount determined by multiplying (1) the payment by (2) the ratio of the investment in the contract, adjusted for any period certain or refund feature, to the total expected value of Annuity Payments for the term of the Contract (determined under Treasury Department regulations). A simplified method of determining the taxable portion of Annuity Payments applies to Contracts issued in connection with certain Qualified Plans other than IRAs.

Once the total amount of the investment in the contract has been excluded using this ratio, further Annuity Payments will be fully taxable. If Annuity Payments cease because the Annuitant dies before all of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction to the Owner.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person or are not married. You should consult with a tax advisor in those situations.

Effective January 1, 2011, section 72(a)(2) of the Code permits partial annuitization of an annuity contract and specifies that the cost basis, or investment in the contract, be allocated pro rata between the portion of the contract being annuitized and the portion of the contract remaining deferred. Currently, we do not support partial annuitization. Accordingly, any portion of your Contract that you withdraw to be annuitized will be reported to the IRS as a taxable distribution unless you transfer it into another contract (issued by John Hancock or by another company) in a partial exchange conforming to the rules of section 1035 of the Code and Rev. Proc. 2011-38 as discussed below. Any such withdrawal, whether carried out as a tax-deferred partial exchange or as a taxable withdrawal, will be subject to Market Value Adjustment and withdrawal charges.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of an Owner or, if the Owner is not a natural person, the death of the Annuitant. Prior to the Maturity Date, such death benefit proceeds are includible in income as follows:

•	if distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above; or
•	if distributed under an Annuity Option, they are taxed in the same manner as Annuity Payments; as described above; or

•	if distributed as a series of withdrawals over the Beneficiary’s life expectancy, they are taxable to the extent there is gain in the Contract.

After the Maturity Date, where a guaranteed period exists under an Annuity Option and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income as follows:

•	if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract at that time; or
•

if distributed in accordance with an existing Annuity Option, other than a period certain only Annuity Option, they are fully excludible from income until the remaining investment in the contract is deemed to be recovered, and all Annuity Payments thereafter are fully includible in income; or

•

if distributed in accordance with an existing period certain only Annuity Option, the payments are taxed the same as the annuity payments made before death. A portion of each Annuity Payment is includible in income and the remainder is excluded from income as a return of the investment in the contract.

Penalty Tax on Premature Distributions. There generally is a 10% penalty tax on the taxable portion of any payment from the Contract. This penalty is not applicable if the payment is:

•	received on or after the date on which the Owner reaches age 59 1/2;
•	attributable to the Owner becoming disabled (as defined in the tax law);
•	made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary Annuitant (as defined in the tax law); *
•

made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a “designated beneficiary” (as defined in the tax law); or

•

made under a contract purchased with a single premium when the maturity date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; or

•	made with respect to certain annuities issued in connection with structured settlement agreements.

* You may be subject to a retroactive application of the penalty tax, plus interest, if you begin taking a series of substantially equal periodic payments (Life Expectancy Distribution) and then modify the payment pattern (other than by reason of death or disability) before the later of your turning age 59 1/2 and the passage of five years after the date of the first payment.

Aggregation of Contracts. In certain circumstances, the IRS may determine the amount of an Annuity Payment or a withdrawal from a Contract that is includible in income by combining some or all of the annuity contracts owned by an individual which are not issued in connection with a Qualified Plan.

For example, if you purchase two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment not received as an annuity (including withdrawals prior to the Maturity Date) is includible in income. Thus, if during a calendar year you buy two or more of the Contracts offered by this Prospectus (which might be done, for example, in order to invest amounts in different Terms), all of such Contracts would be treated as one Contract in determining whether withdrawals from any of such Contracts are includible in income. The IRS may also require aggregation in other circumstances and you should consult with a qualified tax advisor if you own or intend to purchase more than one annuity contract.

The effects of such aggregation are not always clear and depend on the circumstances. However, aggregation could affect the amount of a withdrawal that is taxable and the amount that might be subject to the 10% penalty tax described above.

Exchanges of Annuity Contracts. We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free under Code section 1035 if certain requirements are satisfied. If you exchange all of another annuity contract and the exchange is tax free, your investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional Purchase Payment made as part of the exchange. Your Account Value immediately after the exchange may exceed your investment in the Contract. That excess may be includable in income if you subsequently take a withdrawal or distribution from the Contract (e.g., as a partial withdrawal, total withdrawal, annuity payment or death benefit) or are deemed to receive a distribution (e.g., through a collateral assignment) from the Contract.

In Revenue Ruling 2011-38, the IRS amended the tax rules applicable to the partial exchange of an annuity contract for another annuity contract, effective for partial exchanges that occur after October 23, 2011. If you exchange part of an existing contract after that date, and within 180 days of the exchange you receive a payment (e.g., you make a withdrawal) from either contract, all or a portion of the amount received could be includible in your income and also subject to a 10% penalty tax. The IRS has announced that it will apply general tax principles to determine the consequences of receiving such a payment. For example, the IRS could treat the payment as taxable only to the extent of the gain in the particular contract from which the payment was received. Alternatively, the IRS could determine that the payment was an integrated part of the exchange. In that case, the payment would be taxable to the extent of all the gain accumulated in the original contract at the time of the partial exchange, regardless of whether the payment came from the existing contract or from the Contract received in the exchange. Application of general tax principles is dependent on the facts and circumstances of each case. However, amounts received as an annuity during the 180-day period are not subject to the new rules, provided that the annuity payments will be made for a period of at least 10 years or for a life or joint lives.

Example: A contract has $100,000 of Account Value, of which $56,000 is gain and $44,000 is the Owner’s cost basis. The Owner does a partial exchange of 25% of the Account Value. Of the $25,000 transferred to the new Contract, $14,000 represents gain and $11,000 represents cost basis transferred from the original contract. Two months after the partial exchange, the Owner takes a withdrawal from the new Contract in the amount of $17,000. If the IRS treats the withdrawal as a distribution from the new Contract, only $14,000 will be taxable as a distribution of income ($25,000 of Account Value—$11,000 of cost basis in the new Contract). If instead the IRS determines that the withdrawal is part of the exchange, the entire $17,000 is taxable as income because there was $56,000 of gain in the original contract at the time of the exchange.

You should consult with your tax advisor in connection with any exchange pursuant to section 1035 of the Code for the Contract, particularly if you plan to make a withdrawal from either contract after the exchange.

Health Care and Education Reconciliation Act of 2010

On March 30, 2010, President Barack Obama signed the Health Care and Education Reconciliation Act of 2010 (the “Act”) into law. The Act contains provisions for a new Medicare tax to be imposed at a maximum rate of 3.8% in taxable years beginning in 2013. The tax will be imposed on an amount equal to the lesser of (a) “net investment income” or (b) the excess of the taxpayer’s modified adjusted gross income over a specified income threshold ($250,000 for married couples filing jointly, $125,000 for married couples filing separately, and $200,000 for everyone else). “Net investment income,” for these purposes, includes the excess (if any) of gross income from annuities, interest, dividends, royalties and rents, and certain net gain, over allowable deductions, as such terms are defined in the Act or as may be defined in future Treasury Regulations or IRS guidance. The term “net investment income” does not include any distribution from a plan or arrangement described in Code sections 401(a), 403(a), 403(b), 408 (i.e., IRAs), 408A (i.e., Roth IRAs) or 457(b).

You should consult with a qualified tax advisor for further information about the impact of the Act on your individual circumstances.

Puerto Rico Nonqualified Contracts

If you are a resident of Puerto Rico, you should consult with a qualified tax advisor before purchasing an annuity contract. Distributions from Puerto Rico annuity contracts issued by us are subject to federal income taxation, withholding and reporting requirements as well as Puerto Rico tax laws. Both jurisdictions impose a tax on distributions. Under federal requirements, distributions are deemed to be income first. Under the Puerto Rico tax laws, however, distributions from a Nonqualified Contract are generally treated as a nontaxable return of principal until the principal is fully recovered. Thereafter, all distributions under a Nonqualified Contact are fully taxable. Puerto Rico does not currently impose an early withdrawal penalty tax. The Code, however, does impose such a penalty and bases it on the amount that is taxable under federal rules.

Distributions under a Nonqualified Contract after annuitization are treated as part taxable income and part nontaxable return of principal. After annuitization, the annual amount excluded from gross income under Puerto Rico tax law is equal to the amount of the distribution in excess of 3% of the total Purchase Payments paid, until an amount equal to the total Purchase Payments paid has been excluded. Thereafter, the entire distribution from a Nonqualified Contract is included in gross income. For federal income tax purposes, however, the portion of each annuity payment that is subject to tax is computed on the basis of investment in the Contract and the Annuitant’s life expectancy. Generally Puerto Rico does not require income tax to be withheld from distributions of income from annuity contracts. Although Puerto Rico allows a credit against its income tax for taxes paid to the federal government, you may not be able to use the credit fully.

Qualified Retirement Plans

In General

The Contracts are also designed for use in connection with certain types of qualified retirement plans which receive favorable treatment under the Code. Numerous special tax rules apply to participants in such Qualified Plans and to Contracts used in connection with such Qualified Plans. In this Prospectus we provide only general information about the use of the Contract with the various types of Qualified Plans. Persons intending to use the Contract in connection with a Qualified Plan should seek competent advice. We may limit the availability of the Contracts to certain types of Qualified Plans and may discontinue making Contracts available to any Qualified Plan in the future. If you intend to use a Contract in connection with a Qualified Plan you should consult with a qualified tax advisor. In the case of a Contract held by the trustee of a Qualified Plan, references to the Owner in the discussion below should be read to mean the employee named as the Annuitant on the Contract.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity payments under certain Qualified Contracts, there may be no “investment in the contract” and the total amount received may be taxable. Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for such contribution, are limited under Qualified Plans. If you are considering purchasing a Contract for use in connection with a Qualified Plan, you should consider, in evaluating the suitability of the Contract, that the Contract allows only a single Purchase Payment in an amount of at least $25,000. Under the tax rules, the Owner and Annuitant may not be different individuals if a Contract is used in connection with a Qualified Plan. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a co-Annuitant is named who is not the Annuitant’s spouse, the Annuity Options which are available may be limited, depending on the difference in ages between the Annuitant and co-Annuitant. Furthermore, the length of any Term may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.

Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change Annuity Options or make a withdrawal from the Contract.

Treasury Department regulations prescribe required minimum distribution (“RMD”) rules governing the time at which distributions to the Owner and Beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any Term to be limited. They also affect the restrictions that the Owner may impose on the timing and manner of payment of death benefits to Beneficiaries or the period of time over which a Beneficiary may extend payment of the death benefits under the Contract. In addition, the presence of the death benefit or a benefit provided under an optional rider may affect the amount of the required minimum distributions that must be made under the Contract. Failure to comply with RMD requirements applicable to Qualified Plans will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution. In the case of Individual Retirement Accounts (“IRAs”) (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) to the Owner must generally commence by April 1 of the calendar year following the calendar year in which the Owner turns age 701/2. In the case of certain other Qualified Plans, such distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires from the employer who sponsored the Qualified Plan. Distributions made under certain Qualified Plans, including IRAs and Roth IRAs, after the Owner’s death must also comply with RMD requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual and, if so, the Owner’s spouse or an individual other than the Owner’s spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated Beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death benefits under your Contract, please consult with your own qualified tax advisor.

Penalty Tax on Premature Distributions

There is also a 10% penalty tax on the taxable amount of any payment from certain Qualified Contracts. (The amount of the penalty tax is 25% of the taxable amount of any payment received from a “SIMPLE retirement account” during the 2-year period beginning on the date the individual first participated in any qualified salary reduction agreement (as defined in the tax law) maintained by the individual’s employer.) There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, including a “SIMPLE IRA,” the penalty tax does not apply to a payment:

•	received on or after the date on which the Owner reaches age 59 1/2;
•	received on or after the Owner’s death or because of the Owner’s disability (as defined in the tax law); or
•

made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and “designated beneficiary” (as defined in the tax law).

You may be subject to a retroactive application of the penalty tax, plus interest, if you begin taking a series of substantially equal periodic payments and then modify the payment pattern (other than by reason of death or disability) before the later of your turning age 59 1/2 or the passage of five years after the date of the first payment.

These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403, the exception for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs that are used for first time home purchases or for higher education expenses, or to distributions made to certain eligible individuals called to active duty after September 11, 2001. Special conditions must be met to qualify for these three exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult with your own qualified tax advisor.

When issued in connection with a Qualified Plan, a Contract will be amended as generally necessary to conform to the requirements of the plan. We will not amend a Contract, however, to permit amounts to be held for both Roth and non-Roth accounts in the plan. The rights of any Owners, Annuitants, and Beneficiaries to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we will not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless we consent.

Qualified Plan Types

Following are brief descriptions of various types of Qualified Plans.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain qualified plans may be “rolled over” on a tax-deferred basis into an IRA. The Contract may not be used in connection with an “Education IRA” under section 530 of the Code.

Simplified Employee Pensions (SEP-IRAs). Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees’ IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. Employers intending to use the Contract in connection with such plans should seek competent advice.

SIMPLE IRAs. Section 408(p) of the Code permits certain small employers to establish “SIMPLE retirement accounts,” including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence.

Roth IRAs. Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a “Roth IRA.” Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in certain respects.

Among the differences are that contributions to a Roth IRA are not deductible and “qualified distributions” from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

•	made after the Owner turns age 59 1/2;
•	made after the Owner’s death;
•	attributable to the Owner being disabled; or
•	a qualified first-time homebuyer distribution within the meaning of section 72(t)(2)(F) of the Code.

In addition, distributions from Roth IRAs need not commence when the Owner turns age 70 1/2. A Roth IRA may accept a “qualified rollover contribution” from a non-Roth IRA and from an “eligible retirement plan” that satisfies certain requirements specified in section 408A(e)(1)(B) of the Code.

Corporate and Self-Employed (“H.R. 10” and “Keogh”) Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals’ Tax Retirement Act of 1962, as amended, commonly referred to as “H.R. 10” or “Keogh,” permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans.

Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as “tax-sheltered annuities.” This Contract is not available as a section 403(b) annuity.

Rollovers and Transfers

Direct Rollover Rules

In general, if permitted under your plan, you may make a distribution:

•	from a traditional IRA and make a “tax-free” rollover to another traditional IRA;
•

from a traditional IRA and make a “tax-free” rollover to a retirement plan qualified under sections 401(a), 403(a) or 403(b) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code;

•	from any Qualified Plan (other than a section 457 deferred compensation plan maintained by a tax-exempt organization) and make a “tax-free” rollover to a traditional IRA; or

•

from a retirement plan qualified under sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code and make a “tax-free” rollover to any such plans.

In addition, if your spouse is your designated Beneficiary and survives you, he or she is permitted to take a distribution from your tax-qualified retirement account and make a “tax-free” rollover to another tax-qualified retirement account in which your surviving spouse participates, to the extent permitted by your surviving spouse’s plan. A Beneficiary who is not your surviving spouse may, if permitted by the plan, make a direct transfer to a traditional IRA of the amount otherwise distributable to him or her upon your death under a Contract that is held as part of a retirement plan described in sections 401(a) or 403(a) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code. The IRA is treated as an inherited IRA of the non-spouse Beneficiary. A Beneficiary who is not your spouse may make a direct transfer to an inherited IRA of the amount otherwise distributable to him or her under a Contract which is a traditional IRA.

You may also make a taxable rollover from a traditional IRA to a Roth IRA. In addition, distributions from a retirement plan described in sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code may be rolled over directly to a Roth IRA. This type of rollover is taxable. You may make a “tax-free rollover” to a Roth IRA from a Roth IRA or from a Roth account in a retirement plan described in section 401(a) or section 403(b) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code.

In lieu of taking a distribution from your plan (including a section 457 deferred compensation plan maintained by a tax-exempt organization), your plan may permit you to make a direct trustee-to trustee transfer of plan assets.

Withholding on Eligible Rollover Distributions

Eligible rollover distributions from a retirement plan that is qualified under sections 401(a), 403(a), or 403(b) of the Code, or from a governmental deferred compensation plan described in section 457(b) of the Code are subject to mandatory withholding. An eligible rollover distribution generally is any taxable distribution from such plans except (i) minimum distributions required under section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a “series of substantially equal periodic payments,” and (iii) if applicable, certain hardship withdrawals.

Federal income tax at a rate of 20% will be withheld from an eligible rollover distribution. The withholding is mandatory and the payee cannot elect not to have it apply. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, the payee elects to have it directly transferred to an eligible retirement plan, including a traditional IRA, or a Roth IRA.

Other Federal Income Tax Withholding

We will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a Contract unless (i) the distribution is not an eligible rollover distribution and (ii) the payee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax notwithstanding the payee’s election. Except in the case of eligible rollover distributions, the withholding rates applicable to the taxable portion of periodic Annuity Payments are the same as the withholding rates generally applicable to payments of wages. Except in the case of eligible rollover distributions, the withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and rollovers from non-Roth IRAs to Roth IRAs) is 10%. As described above, the withholding rate applicable to eligible rollover distributions is 20%.

We treat any amount we withhold as a withdrawal from your Contract.

Conversions and Rollovers to Roth IRAs

You can convert a traditional IRA to a Roth IRA or directly roll over distributions from a retirement plan described in sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code to a Roth IRA. The Roth IRA annual contribution limit does not apply to converted or rollover amounts.

You must, however, pay tax on any portion of the converted or rollover amount that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to rollovers to one Roth IRA from another Roth IRA or from a Roth account in a retirement plan described in section 401(a) or section 403(b) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code. Please note that the amount deemed to be the “converted amount” for tax purposes may be higher than the Account Value because of the deemed value of guarantees.

Current tax law no longer imposes a restriction, based on adjusted gross income, on a taxpayer’s ability to convert a traditional IRA or other qualified retirement account to a Roth IRA. Accordingly, taxpayers with more than $100,000 of adjusted gross income may now convert such assets to a Roth IRA. However, an early distribution penalty tax may apply if amounts converted to a Roth IRA are distributed within the 5-taxable year period beginning in the year the conversion is made. Generally, the amount converted to a Roth IRA is included in ordinary income for the year in which the account was converted. Given the taxation of Roth IRA conversions and the potential for an early distribution penalty tax, you should consider the resources that you have available, other than your retirement plan assets, for paying any taxes that would become due the year of any such conversion or a subsequent year. You should seek independent qualified tax advice if you intend to use the Contract in connection with a Roth IRA.

Puerto Rico Contracts Issued to Fund Retirement Plans

The tax laws of Puerto Rico vary significantly from the provisions of the Internal Revenue Code of the United States that are applicable to various Qualified Plans. Although we may offer variable annuity contracts in Puerto Rico in connection with Puerto Rican “tax qualified” retirement plans, the text of this Prospectus addresses federal tax law only and is inapplicable to the tax laws of Puerto Rico.

Designated Roth Accounts within Qualified Plans

The Small Business Jobs Act of 2010 authorizes: (1) participants in 457(b) plans to contribute deferred amounts to designated Roth accounts within their 457(b) plan; and (2) participants in 401(k), 403(b) and certain other plans to roll over qualified distributions into a designated Roth account within their plans, if allowed by their plans. The Contract, however, was not designed to separately account for any Contract Value in a single Contract that is split between Roth and non-Roth accounts, even if your 401(k) Plan, 403(b) Plan or 457 Plan allows you to split your account. If your plan allows it, and you split your Contract Value into Roth and non-Roth accounts, you or your plan administrator (in the case of 401(k) Plans) will be responsible for the accounting of your Contract Value for tax purposes: calculating withholding, income tax reporting, and any Required Minimum Distributions. We are not responsible for the calculations of any service provider that you may use to split Contract Value between Roth and non-Roth accounts. We will deny any request that would create such a split.

See Your Own Tax Advisor

The foregoing description of federal income tax topics and issues is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing Qualified Plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should always consult with a qualified tax advisor.

Address Change

We replace the addresses that appear on page ii of the Prospectus with the following:

John Hancock Life Insurance Company (U.S.A.)
Annuities Service Center	Mailing Address
27 DryDock Avenue, Suite 3 Boston, MA 02210-2382	P.O. Box 55444 Boston, MA 02205-5444

You should retain this Supplement for future reference.

Supplement dated May 18, 2012

05/12:	333-168694
333-168694-1